November 10, 2006
VIA EDGAR AND FACSIMILE (202) 942-9648
Mr. Adam Phippen
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549
USA

Re:	Comment Letter of September 27, 2006 (Files No. 001-14688)
Dear Mr. Phippen:
We refer to the comment letter, dated September 27, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) of E.ON AG (“E.ON” or the “Company”), and to E.ON’s initial response to the Comment Letter, dated October 20, 2006 (the “Initial Response”).
As anticipated in the Initial Response, this letter and related attachment set forth E.ON’s response to the two comments contained in the Comment Letter for which we required additional time. In accordance with the Staff’s request, we are submitting this letter through EDGAR as a correspondence file, as well as providing this additional courtesy copy via fax.
This letter is being supplied on a confidential basis, and E.ON requests that all such information be kept strictly confidential. In particular, the supplemental information contained in our response to Comment No. 12 includes projected financial results for 2006 that we consider highly sensitive to our business objectives and operations. By separate letter we are requesting confidential treatment of selected paragraphs of this letter pursuant to

November 9, 2006

Rule 83 of the Securities and Exchange Commission’s Rules on Information Requests, 17 C.F.R. § 200.83. If any person (outside of the Commission staff) asks for an opportunity to copy this letter or the attached enclosures, we request that we be notified immediately of such request (including but not limited to being provided with the request itself) and be given advance notice of any intended release so that we may, if deemed necessary or appropriate, substantiate the request for confidential treatment at the appropriate time and pursue the remedies available.
E.ON would very much like to resolve the Staff’s comments at the earliest opportunity and therefore respectfully requests that the Staff advise us as promptly as possible if it believes that any of the responses set forth in this letter or the Initial Response are incomplete or unsatisfactory, or if the Staff has any further comments on our filings.
For ease of reference, we have repeated the relevant Staff comment in italicized text preceding each of our responses.
E.ON AG FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
Notes to Consolidated Financial Statements, page F-6
Note 2. Summary of Significant Accounting Policies, page F-7
Principles of Consolidation, page F-7
8.	Please tell us what majority-owned companies are not consolidated, the materiality of each, and what specific restrictions in the control of assets and management exist. With reference to authoritative guidance tell us why not consolidating is appropriate.

E.ON Response:

We respectfully inform the Staff supplementally that the Company generally consolidates all majority-owned subsidiaries if the Company directly or indirectly exercises controlling

November 9, 2006

financial interest as indicated in SFAS 94 “Consolidation of All Majority-Owned Subsidiaries”. However, due to cost-benefit considerations, approximately 250 subsidiaries which are immaterial, both individually and in the aggregate, are not consolidated. These subsidiaries are accounted for in the Company’s consolidated financial statements at cost with no subsequent adjustments to their carrying amounts unless impaired pursuant to guidance prescribed in EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”.

The Company performs both a qualitative and quantitative annual assessment to determine the materiality of its majority-owned subsidiaries. For fiscal year 2005, none of the individual majority-owned subsidiaries that are not consolidated due to insignificance exceed .05% of total consolidated revenues, .07% of consolidated income from continuing operations, and .04% of consolidated total assets. The total quantitative information for all majority-owned subsidiaries that are not consolidated, excluding VKE (See separate discussion on VKE in the Company’s response to the Staff’s comment #12) and those majority-owned companies not consolidated due to lack of control (as discussed below), for the fiscal year ended December 31, 2005, has been estimated as follows:

		In % of
		the Company’s
	EUR	Consolidated
	Million	Totals *
Revenues (including sales to other group companies)	710	1.24%

Total assets (after elimination of carrying amount of the investment accounted for at cost)	830	0.65%

Income from continuing operations	20	0.44%

Cumulative effect adjustment on income from continuing operations	66	1.48%

*	Percentage calculation is based on the amounts as reported in the 2005 Form 20-F, after including the effect of the non-consolidated subsidiaries

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The impact on basic and diluted earnings per share information is as follows:

		In % of
	EUR	Totals *
Income from continuing operations	0.03	0.45%

Net income	0.03	0.26%

*	Percentage calculation is based on the amounts as reported in the 2005 Form 20-F, after including the effect of the non-consolidated subsidiaries
Based on the guidance prescribed in SAB 99 “Materiality”, the effects of not consolidating such majority-owned subsidiaries were immaterial, both individually and in the aggregate. Further, the Company has considered the Staff’s recently issued guidance in SAB 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and has assessed the impact of not consolidating these entities that arose in the current period as well as the materiality of the cumulative effect adjustment on income from continuing operations, net income and earnings per share information for the fiscal year 2005. The Company considers the impact of not consolidating these entities to be immaterial.

In addition to these entities, certain majority-owned companies are not consolidated due to the fact that the Company does not have the ability to control the operations or assets of the investee in accordance with SFAS 94

November 9, 2006

“Consolidation of All Majority-Owned Subsidiaries an amendment of ARB No. 51, with related amendments of APB Opinion No. 18 and ARB No. 43, Chapter 12” or the Company’s rights are restricted due to substantive participating rights held by the minority shareholders as indicated in EITF 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”. As prescribed in Article 1-02(g) of Regulation S-X, the Company defines control as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

The following tables provide a summary of those majority-owned companies that are not consolidated due to lack of voting control as prescribed in SFAS 94 or due to the existence of substantive participating rights held by the minority shareholders as prescribed in EITF 96-16. The aggregate revenues, net income and total assets of all entities discussed below amount to 2.46%, 2.20% and 1.89% of E.ON’s 2005 consolidated revenues, net income and total assets, respectively. None of these entities are deemed to be variable interest entities as prescribed in FIN 46R “Consolidation of Variable Interest Entities”.

E.ON
Entity	Ownership	Quantitative Information
			Net	Total
		Revenues	Income	Assets
		EUR	EUR	EUR
	%	Million	Million	Million
ONE GmbH	50.1	489	18	1,306
Rationale

ONE GmbH provides telecommunication services in the Republic of Austria. The remaining minority interests are held by three other telecommunication providers. The Articles of Association require that changes in the company’s authorized range of activities (currently mobile telecommunications and fixed-line telecommunication services in extension of mobile telecommunication

November 9, 2006

technology) and its geographic area of activities (currently Austria) require an 85% majority vote from the shareholder committee. In addition, the adoption of the annual business plan and operating budgets must be approved by 65% of the shareholder committee. These minority approval rights are substantive participation rights as described in EITF 96-16 and therefore preclude consolidation.

E.ON
Entity	Ownership	Quantitative Information
			Net	Total
		Revenues	Income	Assets
		EUR	EUR	EUR
	%	Million	Million	Million
Erdgas Schwaben GmbH	64.9	311	29	209
Rationale

In accordance with the Articles of Association, the minority shareholders in this gas company have veto rights regarding all significant decisions made in the ordinary course of business. This includes approval of the annual business plan and operating budget, dividends and other distributions, and the election and compensation of board members. These minority approval rights are substantive participation rights as described in EITF 96-16 and therefore preclude consolidation.

E.ON
Entity	Ownership	Quantitative Information
			Net	Total
		Revenues	Income	Assets
		EUR	EUR	EUR
	%	Million	Million	Million
LSW LandE-Stadtwerke Wolfsburg GmbH & Co.KG	57.0	270	-3	74
Rationale

The Company has a 57% shareholding in this municipal energy company, and thus holds the majority of voting rights in the shareholders’ meeting. However, all decisions taken at the shareholders’ meeting need a qualified majority of 75% of voting rights based on the Articles of Association.

The supervisory board consists of 15 members. Five members are nominated by the employees of the Company based on German law. The Company, as well as the minority shareholder, each nominate 5 members based on the consortium agreement between the Company and the minority shareholder.

At the level of the management board, the Company, as well as the minority shareholder, each nominate two of the four members. Decisions made by the management board have to be taken unanimously by all four members.

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Additionally, the minority shareholder has certain substantive participating rights codified in the consortium agreement, which include approval by the supervisory board of the annual operating budget, approval of financing exceeding EUR 250,000 and the nomination or termination of management personnel through a qualified majority of 66.6%. These approval rights constitute substantive participating rights in accordance with EITF 96-16. Based on the factors above, the Company concluded that it does not have the ability to control the entity under both SFAS 94 and EITF 96-16.

E.ON
Entity	Ownership	Quantitative Information
			Net	Total
		Revenues	Income	Assets
		EUR	EUR	EUR
	%	Million	Million	Million
Trans Europa Naturgas Pipeline Gesellschaft mbH & Co. KG	51.0	73	12	294
Rationale

The Company holds a 51% interest in TENP KG, a pipeline company. The remaining interest is held by a third party investor which is unrelated to E.ON. E.ON has entered into an agreement with the third party investor under which the Company assigned 1% of the voting interest in TENP KG to the third party investor. As a result, control does not rest with the Company under the provisions of SFAS 94.

E.ON
Entity	Ownership	Quantitative Information
			Net	Total
		Revenues	Income	Assets
		EUR	EUR	EUR
	%	Million	Million	Million
Etzel Gas-Lager Statoil Deutschland GmbH & Co.	74.8	47	22	193
Rationale

Etzel operates gas storage facilities. E.ON’s ownership of Etzel amounts to 74.8%. Of the remaining minority interests, a 20.1% interest is held by Statoil GmbH. Given Statoil’s expertise in the business, it was agreed that Etzel’s management should exclusively reside with Statoil. In addition, the Articles of Association require a 95% majority vote for all management committee decisions occurring in the ordinary cause of business, such as the work program and the annual operating budget approval. As these constitute significant participation rights as described in EITF 96-16, the Company does not have control.

November 9, 2006

E.ON
Entity	Ownership	Quantitative Information
			Net	Total
		Revenues	Income	Assets
		EUR	EUR	EUR
	%	Million	Million	Million
MEGAL Mittel-Europäische-Gasleitungsgesellschaft mbH & Co. KG	51.0	54	9	109
Rationale

Megal’s sole operating activity is the transportation of gas. All business activities are with related parties. The Articles of Association require a 75% majority vote for any decision with regard to the transportation of gas for the shareholders and for any service agreement with E.ON Ruhrgas or E.ON Ruhrgas group companies. Operating decisions in the ordinary course business are therefore largely dependant on the minority interest holders’ consent and are therefore substantive participation rights under EITF 96-16 which preclude consolidation of this entity.

In addition to the majority-owned companies listed above, five additional entities that also are not consolidated due to the provisions of SFAS 94 or EITF 96-16 are not discussed separately as they are de minimis. For fiscal year 2005, the combined revenues, income from continuing operations, and total assets of these five entities do not exceed .28% of the Company’s consolidated revenues, income from continuing operations, or total assets.

November 9, 2006

Note 13- Receivables and Other Assets, page F-46
12.	Please tell us in detail the nature of insurance contracts entered into with VKE. Please also tell us how you are accounting for the insurance contracts and why your accounting treatment complies with SFAS 87. In addition, please tell us how you are accounting for the cost of benefits covered by the contracts and related projected benefit obligations.

E.ON Response:

We respectfully inform the Staff supplementally that Versorgungskasse Energie Versicherungsverein auf Gegenseitigkeit (VKE), of Hanover, Germany is a captive insurance company incorporated as a mutual insurance fund created for the sole purpose of providing insurance to cover pension obligations of its member companies. All member companies, excluding a de minimis third party ownership interest, are subsidiaries of E.ON. The individual membership interests are based on each member’s proportionate contributions to VKE. VKE is subject to the standards of the German Insurance Supervision Act and is regulated by the Bundesanstalt für Finanzdienstleistungsaufsicht (the German Federal Financial Supervisory Agency or “BaFin”). The German Insurance Supervision Act also imposes restrictions to VKE’s investing activity. Currently, VKE is mainly investing in German Special Funds that are primarily comprised of available-for-sales securities as defined in FAS 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Nature of the insurance contracts

The member companies provide pension benefits to their respective employees based on individual or common arrangements (i.e. defined benefit plans). Other than the pension reinsurance claims received from VKE, the benefit obligations

November 9, 2006

arising from these pension benefits are generally unfunded.

A member company makes contributions (membership dues) to VKE in accordance with its respective membership agreement and therefore qualifies for insurance claims coverage.

In addition to providing funds for VKE for investing purposes, such membership dues include administrative costs and a proportionate share of the loss reserve required under German insurance regulations, offset by changes in investment activity (i.e. realized gains/losses and interest and dividend income).

The insurance claims cover the payment of up to 30% of the member’s pension commitments (or 100% if additional optional insurance is elected). When member companies need to make pension payments based on their respective defined benefit arrangements, VKE refunds the cash payments under the pension plan insurance to the member companies. The member companies then use the refunds received to cover the payments to be made under their pension obligations. Generally, the beneficiaries of the member companies have no direct claim against VKE. If the additional optional insurance is elected, the full amount of the claim is pledged to the beneficiaries. However, the beneficiaries only have a direct claim for payment against VKE in the event that the respective member company files for bankruptcy and therefore is not capable of providing pension payments to the beneficiaries. Only member companies can be policyholders.

Current Accounting Treatment

Historically, E.ON has neither consolidated VKE nor the Special Funds in which VKE invests.

Instead, each member company accounts for the defined benefit pension plans in accordance with SFAS 87 “Employers’ Accounting for Pensions”.

November 9, 2006

Consequently, the pension obligation to the employees is recorded in E.ON’s Consolidated Financial Statements in accordance with SFAS 87.

The membership dues, net of administrative costs, the proportionate share in the loss reserve and the changes in the investment activity, increase the fair value of the reinsurance investment and are considered pension plan insurance contracts. Such insurance contracts are not plan assets under SFAS 87 and are accounted for as investments carried at fair value according to SFAS 87 par. 62. These investments are recorded in “Receivables and Other Assets” within the Consolidated Balance Sheets.

The net amount of the administrative costs, the proportionate share of the loss reserve and the changes in investment activity is recorded in “Other operating income (expense), (net)” within the Consolidated Statements of Income.

Proposed Future Accounting Treatment

During the transition process of preparing its Consolidated Financial Statements in accordance with IFRS, the Company reassessed beginning in the first quarter of 2006 its U.S. GAAP accounting treatment for VKE and concluded that VKE should be consolidated pursuant to SFAS 94 “Consolidation of All Majority-Owned Subsidiaries”. Further, as the Company is the sole sponsor of the Special Funds in which VKE invests and has decision making authority with respect thereto, the Company also concluded that these funds should be consolidated.

Accordingly, the Company will start consolidating VKE (and the Special Funds) at December 31, 2006, and will reflect their activity during the year in its Consolidated Financial Statements. However, because the amounts are quantitatively and qualitatively immaterial to the prior period Consolidated Financial Statements, no revisions will be made to those periods.

November 9, 2006

The effect of consolidating VKE would have been as follows:

	December 31, 2005		December 31, 2004
	EUR	In % of Consolidated	EUR	In % of Consolidated
	Million	Totals *	Million	Totals *
Total assets	205	0.16	146	0.13

Income from continuing operations	39	0.88	35	0.86

Net Income	39	0.52	35	0.80

Other comprehensive income	30	0.59	9	1.54

*	Percentage calculation is based on the amounts as reported in E.ON’s Form 20-F for the relevant year, after including the respective VKE adjustment.
The impact on basic and diluted earnings per share information is as follows:

	December 31, 2005		December 31, 2004
	EUR	In % of Totals *	EUR	In % of Totals *
Income from continuing operations	0.06	0.88	0.05	0.86

Net income	0.06	0.52	0.05	0.80

*	Percentage calculation is based on the amounts as reported in E.ON’s Form 20-F for the relevant year, after including the respective VKE adjustment.
[...]

November 9, 2006

[...]

November 9, 2006

     Sincerely,
Michael C. Wilhelm
Senior Vice President Accounting
Karl-Heinz Feldmann
Senior Vice President Legal Affairs
Cc:
Erhard Schipporeit, Member of the Board of Management and Chief Financial Officer
Wolfgang Laue, PricewaterhouseCoopers AG
Wayne Carnall, PricewaterhouseCoopers LLP
Michael J. Volkovitsch, Cleary, Gottlieb, Steen & Hamilton